November 12, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Stephen Krikorian, Mail Stop 4561

RE:         CIBER, Inc.

Form 10-Q for the Quarterly Period ended June 30, 2010

Filed August 5, 2010

File No. 001-13103

Dear Mr. Krikorian:

CIBER, Inc. is submitting the following responses to the Staff’s comment letter dated October 19, 2010.

Form 10-Q for the Quarterly Period ended June 30, 2010

Note (5) Goodwill, page 8

Comment:

1.             You assert that CIBER’s market capitalization is not indicative of the aggregate fair value of your reporting units in part because the market capitalization reflects:  (A) the unexpected separation of the Company’s President and CEO, (B) the change in the Company’s Chairman, (C) the need to develop and communicate a new business strategy and direction, (D) missed earning expectations and (E) declines in operating margins.  You support this assertion by stating, “we expect this discount of our stock price to reverse as we return to growth and increased profitability and we rebuild our track record with investors.”  However, this statement appears to be premised on entity-specific assumptions abut the relative risk, uncertainty, and expected effect of these factors, rather than assumptions that would be made by a market participant, as defined in ASC 820-10-20.  In order to help us evaluate your response, please address the following:

•                  Tell us why market participants would not factor each of the items identified above into the fair value of your reporting units?

Response:

We believe items (A)-(E) noted by the Staff in Comment 1 contribute to a depressed market value for our common stock for the Company as a whole as opposed to the individual reporting units.

We believe that a market participant estimating the fair value of any of our individual reporting units would generally disregard items that are not directly attributable to the reporting unit.  For example, a market participant for a reporting unit would not be acquiring the Company’s executive management and, therefore, we believe, would not give significant weight to (A) the unexpected separation of the Company’s President and CEO and (B) the change in the Company’s Chairman that occurred earlier this year in estimating the fair value of the reporting unit as each of our reporting units has its own President and management team responsible for the operation and results of that particular unit.  Similarly, for item (C) a market participant presumably would have its own ideas with respect to business strategy and direction for any of our specific reporting units and, therefore, we believe,  would not give significant weight to uncertain and potential changes in the Company’s overall business strategy and direction, which may result from a change in the executive management of the Company as a whole, or any need for the Company to develop and communicate any new strategy and direction, when estimating the fair value of the reporting unit.

While a market participant will consider the profits and margins of a business unit in determining its value (and the Company has factored that into its valuation as discussed in the response to the next comment), we believe a market participant would disregard missed earnings expectations that are presented publicly for the Company as a whole.  We believe the market has reacted negatively in the past to our missed Company-level earnings, as indicated by the decline in our market price around the release of our quarterly earnings statements.(1)  We believe that a market participant valuing a reporting unit would not take the Company-level missed earnings into account because it would be unable to quantify what portion, if any, of such Company-level missed earnings is attributable to a particular reporting unit.  For the same reason, we believe that item (E) declines in operating margins that are presented for the Company as a whole would be disregarded by a market participant when valuing a particular reporting unit.

(1)  For example, we released earnings on February 22, 2010, and our market price decreased from $3.82 on February 19, 2010,  to $3.68 on February 23, 2010; we released earnings on October 27, 2009, and our market price decreased from $3.49 on October 26, 2009, to $3.30 on October 28, 2009.

Missed internal reporting-unit level budgets and declines in reporting-unit level operating margins are clearly relevant to the valuation of the reporting units, and we believe we have adequately taken those factors into account in determining a market participant’s assumptions by adjusting risk premiums in our weighted average cost of capital (“WACC”) calculations and utilizing lower quartile comparable EBITDA multiples, as further discussed in our next response below.

•                  Help us understand the adjustments (if any) you made to both your discounted cash flow analysis and your market approach to reflect the market participant’s assumptions about the risk, uncertainty, and expected effect of each of the factors identified above.

Response:

We utilized the following in making adjustments to reflect a market participant’s assumptions:

•                  Projected financial information considering recent performance and projections that we believe would be reasonably assumed by a market participant.

•                  WACC’s that incorporate a risk premium responsive to the risk of achieving these projections.

•                  Lower quartile EBITDA multiple selections responsive to the risk of achieving these projections as well as the fact that our margins are, in some instances, lower than some of the companies in the market multiple peer group.

In preparing our reporting unit valuations using the discounted cash flow method at June 30, 2010, we took a conservative approach to our forecasted cash flows and included additional reductions to management’s operating forecasts in order to consider forecast risk.  We considered a range of WACCs for each reporting unit based on an analysis of WACC inputs for comparable companies for each reporting unit.  In addition, for those reporting units that have a recent history of earnings volatility and declining operating margins, we added additional risk premiums to the WACC.  For our reporting unit valuations using the market approach, we analyzed enterprise value multiples for comparable companies for each reporting unit.  For reporting units in which our margins have been below our competitors, we selected multiples that were lower than the median multiple identified in the comparable company analysis.

•                  Tell us how you treated cash in the reporting unit valuation in light of your use of net debt to reconcile your market capitalization to the fair value of your reporting units.  For example, what working capital assumptions do you make if you assume that all cash will be used to pay allocated debt?  What did you do to determine that such assumptions were those of a market participant?

Response:

Substantially all of our cash is held by our international reporting unit.  We excluded cash from the working capital assumptions in our discounted cash flow analysis and from the calculation of the enterprise value of comparable companies in the market approach.  Similarly, we also excluded cash from the carrying value of our reporting units in order to make our assessment of fair value to carrying value comparable.   Based on our history of operating the business, and in particular, the fact that we have operated our domestic reporting units without cash on hand for several years, we believe that the working capital, excluding cash, is sufficient to support the businesses in each of the reporting units, and we believe that a market participant would evaluate the fair value of our reporting units in a similar manner.

•                  Supplementally provide the valuation report and other supporting analysis or narrative, if any, which support the fair value of each of your reporting units, as well as the schedule reconciling your market capitalization to the aggregate fair value of your reporting units.

Response:

We have supplementally provided the requested, confidential materials to the Staff and have requested the return of such materials upon completion of the Staff’s review pursuant to Rule 12b-4 of the Securities Exchange Act of 1934.

*******

We acknowledge that:

•                  CIBER is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  CIBER may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me or Christopher Loffredo, CIBER Chief Accounting Officer, at 6363 South Fiddler’s Green Circle, Suite 1400, Greenwood Village, CO 80111, (303) 220-0100.

Sincerely,

/s/ Peter H. Cheesbrough

Peter H. Cheesbrough
Executive Vice President and Chief Financial Officer